

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Kenneth McGrath
Chief Financial Officer
ORASURE TECHNOLOGIES INC
220 East First Street
Bethlehem, Pennsylvania 18015

> **Re: ORASURE TECHNOLOGIES INC**
> **Form 10-K filed March 11, 2024**
> **Item 2.02 Form 8-K filed February 27, 2024**
> **Response filed May 1, 2024**
> **File No. 001-16537**

Dear Kenneth McGrath:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services